EXHIBIT 21

Subsidiaries of China Nutrifruit Group Limited

Name of Subsidiary	Jurisdiction of Organization	% Owned
Fezdale Investments Limited	BVI	100%
Jumbo Gloss Limited	BVI	100%
Solar Sun Holdings Limited	Hong Kong	100%
Daqing Longheda Food Company Limited	PRC	100%